March 26, 2007

Mr. Martin F. James

    Senior Assistant Chief Accountant

Mr. Kevin L. Vaughn

    Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Semiconductor Manufacturing International Corporation: Form 20-F for the Year Ended December 31, 2005 Filed on June 29, 2006, File No. 1-31994

Dear Messrs. James and Vaughn:

Semiconductor Manufacturing International Corporation (the “Company”) has filed its additional response to the Staff’s letter, dated January 25, 2007, via paper following a confidential treatment request pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83.

Sincerely yours,

/s/ Morning Wu
Morning Wu
Acting Chief Financial Officer

cc:

Richard R. Chang

Anne Chen

      Semiconductor Manufacturing International Corporation

Carmen Chang

Michelle Edwards

      Wilson Sonsini Goodrich & Rosati, P.C.

John Wilde

Rossana Ley

      Deloitte Touche Tohmatsu CPA Ltd.